

U.S. Securities and Exchange Commission
Division of Investment Management

April 3, 2025

VIA E-MAIL
Brad A. Green, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Re: **Blue Owl Alternative Credit Fund**
        File No. 333-285688
        File No. 811-24062

Dear Mr. Green:

On March 7, 2025, you filed a registration statement on Form N-2 (the "Private N-2") for Blue Owl Alternative Credit Fund (the "Fund"). On March 10, 2025, you filed a registration statement on Form N-2 (the "Public N-2") for the Fund. Our comments are set forth below. Please apply all comments, other than those indicated to apply only to the Private N-2 or only to the Public N-2, to both the Private N-2 and the Public N-2. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the Private N-2 filed by the Fund (except for the comments indicated to apply only to the Public N-2 where we used headings and page numbers from the Public N-2). Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover Page of Private N-2

1. On page i, the fifth sentence of the fifth paragraph states that "[i]n the event that any terms, conditions or other provisions of such [subscription] agreement (or any related agreements) are inconsistent with or contrary to the description of terms set forth in this Memorandum, the terms, conditions and other provisions of such agreements shall control." Inasmuch as Section 34(b) of the Investment Company Act of 1940 ("1940 Act") makes unlawful any untrue statement of a material fact in any registration statement (as does Section 11(a) of the Securities Act of 1933 ("Securities Act") with respect to the Public N-2), please revise this sentence to reflect that disclosure in the registration statement will be accurate. Similarly, on page ii, please revise the second and fifth sentences of the first full paragraph to reflect the provisions of Section 34(b) of the 1940 Act and, with respect to the Public N-2, Section 11(a) of the Securities Act. Please make the same changes to the second to last sentence in the introductory paragraph under "I. Summary of Terms" on page 1.

2. On page iii, under "Principal Investment Strategy", the last sentence of the second paragraph states that the Fund may form special purpose vehicles for any purposes which will effectuate the investment program of the Fund. Please respond to the following comments regarding any special purpose vehicles.

   a. Disclose that "special purpose vehicle" means an entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund. (Please note that "primarily controlled" means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the unregistered entity is greater than that of any other person.)

   b. Disclose that the Fund complies with the 1940 Act provisions governing investment policies (Section 8) on an aggregate basis with the special purpose vehicles.

   c. Disclose that the Fund complies with the 1940 Act provisions governing capital structure and leverage (Section 18) on an aggregate basis with the special purpose vehicles so that the Fund treats the debt of the special purpose vehicles as its own for purposes of Section 18 of the 1940 Act.

   d. Disclose that any investment adviser to a special purpose vehicle complies with the 1940 Act provisions relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that any investment advisory contract between a special purpose vehicle and its investment adviser will be filed as an exhibit to the registration statement as it is a material contract.

   e. Disclose that special purpose vehicles will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Disclose the custodian of any special purpose vehicle.

   f. Disclose any principal investment strategies or principal risks of the special purpose vehicles that constitute principal investment strategies and principal risks of the Fund.

   g. Confirm that the financial statements of any wholly-owned or substantially-owned special purpose vehicles will be consolidated with those of the Fund. If not, explain why not.

   h. Tell us if any of the Fund's wholly-owned or substantially-owned special purpose vehicles will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any special purpose vehicle whose financial statements are consolidated with those of the Fund will be included in the "Management Fee" line item of the fee table and any such special purpose vehicle's other expenses will be included in the "Other Expenses" line item of the fee table.

   i. Confirm to us that the special purpose vehicles and their boards of directors will agree to inspection by the staff of the special purpose vehicles' books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

j. If any special purpose vehicles will be foreign entities, please confirm that such special purpose vehicles and their boards of directors will agree to designate an agent for service of process in the United States.

3. On page iii, under "Principal Investment Strategy", the first sentence of the third paragraph states that the Fund considers "Alternative Credit Assets" to include alternative credit investments. Please disclose what it means to be an "*alternative* [emphasis added]" credit investment for purposes of the 80% policy.

4. On page iii, under "Principal Investment Strategy", the first sentence of the third paragraph includes "investments with debt-like characteristics" in the 80% policy. Please identify here the investments with debt-like characteristics (other than preferred securities) that would be included in the 80% policy. We may have more comments after reviewing your response.

5. On page iii, under "Principal Investment Strategy", the first sentence of the third paragraph includes "other credit-related investments" in the 80% policy. Please identify here any other credit-related investments that are part of the Fund's principal strategies and disclose any corresponding risks of such investments under "Risk Factors and Special Considerations".

6. On page iii, under "Interval Fund", please disclose the intervals between deadlines for repurchase requests, pricing and repayment. Please also disclose a cross-reference to those sections of the Private Placement Memorandum (or Prospectus for the Public N-2) that discuss the Fund's repurchase policies and the risks attendant thereto. *See* Guide 10 to Form N-2.

Summary of Terms — The Fund (page 1 of Private N-2)

7. *Applicable only to Private N-2*: The first sentence of the third paragraph of this section states that the Fund intends to apply for an exemptive order. Inasmuch as the Fund has already filed its application, please replace "intends to apply" with "has applied".

Summary of Terms — Investment Objectives and Strategies (pages 2 – 5 of Private N-2)

8. On page 2, the second to last sentence of the fourth paragraph refers to "other credit-related investments" whose returns are "substantially driven by the performance of credit or credit-related assets". To clarify the types of investments to which this language refers, please disclose how the Fund defines such investments.

9. On page 3, in the third paragraph, please clarify what "tradable version" means.

10. On page 3, under "Commercial Assets", please briefly disclose what a "triple net lease" is.

11. On page 4, (i) under "Other Credit Investments" and "Private Non-Sponsored Corporate Credit", disclosure refers to "common equity related to a credit investment" and (ii) under "Capital Solutions", disclosure refers to "related equity capital solutions to corporate

issuers." Please disclose that such equity investments will not be Alternative Credit Investments for purposes of the 80% policy.

12. *Applicable only to Private N-2*: The second to last paragraph of this section states that the Fund does not intend to invest more than 15% of its assets in certain funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act or, alternatively, please revise the first sentence on page 8 to delete "or in which an investor makes a smaller initial investment with the intention of increasing its position with further contributions over time."

Summary of Terms — Investment Objectives and Strategies (pages 1 – 6 of Public N-2)

13. *Applicable only to Public N-2*: The first sentence on page 6 states that the Fund does not intend to invest more than 15% of its assets in certain funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act. Please disclose that the Fund will not invest more than 15% of its assets in private equity and/or hedge funds that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act

Summary of Terms — The Offering (page 7 of Private N-2)

14. *Applicable only to Private N-2*: The first sentence of the second paragraph of this section states that Class I-F Shares will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(a)(2) of the Securities Act. Please provide a legal analysis as to why the private placement transactions of the Fund's Shares should not be integrated with the Fund's anticipated public offering of Shares under the Public N-2. *See* Rule 152 under the Securities Act.

15. *Applicable only to Private N-2*: The first sentence of the fifth paragraph of this section states that Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares on behalf of Class I-F shareholders from their own resources. Please explain to us the purpose of this arrangement whereby Blue Owl and/or its affiliates may contribute a portion of the proceeds used to purchase the Class I-F Shares, and any obligation such Class I-F shareholders will have to Blue Owl and/or its affiliates in return for this contribution of proceeds. Will all Class I-F shareholders equally benefit from this contribution? What is the expected size of the contribution and will it vary by shareholder (*e.g.*, what percentage of a shareholder's investment is expected to be funded by Blue Owl and/or its affiliates)? Please also tell us whether there will be a written agreement between a Class I-F shareholder and Blue Owl and/or its affiliates to govern the terms of this arrangement. We may have more comments after reviewing your response.

Summary of Terms — Purchasing Shares (page 9 of Public N-2)

16. *Applicable only to Public N-2*: The first sentence of the last paragraph of this section states that prospective investors who purchase Shares through financial intermediaries will be

subject to the procedures established by those intermediaries, which may include, among other things, charges different from those listed in the Prospectus. Please confirm that any waivers and scheduled variations in sales load charges will be disclosed in the Prospectus and that the reference to "charges different from those listed herein" does not include sales loads. *See* Items 12(a) of N-1A and IMGU 2016-06 at IM Guidance Update: Mutual Fund Fee Structures. *See also* application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

Summary of Terms — Valuation (page 13 of Private N-2)

17. *Applicable only to Private N-2*: The first sentence of this section states that the Fund will calculate the NAV of the Class I-F Shares on Thursday of each calendar week. The first sentence on page 7 states that the Fund is seeking to raise $500 million in private placement transactions "on a continuous basis". Inasmuch as Rule 23c-3(b)(7)(iii) under the 1940 Act requires an interval fund to calculate NAV daily Monday through Friday when shares are offered, please revise the first sentence of this section to state that the Fund will calculate NAV daily (since the private placement transactions are occurring "on a continuous basis") or explain to us why doing so is not appropriate.

Summary of Terms —Repurchases of Shares (page 14 of Private N-2)

18. The first sentence of the second paragraph of this section states that a Shareholder who tenders some, but not all, of its Shares for repurchase will be required to maintain a minimum balance of $10,000 worth of Shares. The last sentence of this same paragraph states that the Fund reserves the right to reduce the amount to be repurchased from a Shareholder so that the required capital balance is maintained. Inasmuch as Rule 23c-3(b)(5) under the 1940 Act requires shares to be repurchased on a pro rata basis if shareholders tender stock in an amount exceeding the repurchase amount except in certain specified circumstances, please revise these two sentences to reflect this requirement.

19. The third paragraph of this section refers to "discretionary model portfolio management programs". Please disclose what a discretionary model portfolio management program is.

Summary of Fees and Expenses (pages 19 – 20 of Private N-2)

20. *Applicable only to Public N-2*: On page 20, please disclose the amount of the management fee in the Management Fee line item based on net assets, rather than based on Managed Assets.

21. *Applicable only to Public N-2*: On page 20, footnote (1) states that certain financial intermediaries may charge transaction or other fees, including upfront placement fees, in such amounts as they may determine, provided that the selling agents limit such charges to certain amounts. Please either disclose that none of these charges are sales loads or, alternatively, (i) in the Maximum Sales Load line item, disclose the amount of the sales load and (ii) in an appropriate location in the Prospectus, describe any sales loads applied to

purchases of the Fund's shares, briefly describe any arrangements that result in breakpoints in or eliminations of sales loads and the classes of people or transactions to which any sales load variations or waivers apply, including identifying those financial intermediaries that offer any such variations or waivers of sales loads. Please apply the same comment (ii) to disclosure in each of the first paragraphs under "Class S Shares" and "Class U Shares" on page 111 of the Public N-2. *See* Items 12(a) of N-1A and IMGU 2016-06. *See also* application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

22. Inasmuch as the Fund plans to invest in other investment companies, please include an AFFE line item in the fee table. *See* Instruction 10 to Item 3 of Form N-2.

23. *Applicable only to Private N-2*: Please review and confirm that accuracy of the 3 Years, 5 Years and 10 Years amounts in the example calculations as the staff calculated different amounts.

Use of Proceeds (page 25 of Public N-2)

24. *Applicable only to Public N-2*: Disclose how long it is expected to take to fully invest the net proceeds in accordance with the Fund's investment objectives and policies and the reasons for any anticipated lengthy delay in investing the net proceeds. *See* Item 7.2. of Form N-2.

Investment Objective and Strategies — Investment Process — The Facility Agreement (pages 27 – 28 of Private N-2)

25. Please file the Facility Agreement as an exhibit to the registration statement. *See* Item 25.k. of Form N-2 (requiring filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the date of filing the registration statement).

26. The first sentence of this section states that the Financing Provider is an "unaffiliated third party". Please disclose with whom the Financing Provider is unaffiliated.

27. The last sentence of this section states that there are five Portfolio Investments in the Facility Agreement. Please provide a Regulation S-X Article 12-compliant unaudited schedule of investments of the holdings in the Facility Agreement as of a date: (1) close to the effectiveness of the registration statement for the Public N-2; and (2) within 90 days of the date the Private N-2 was filed for the Private N-2. *See* IM Dear CFO position 2023-02.

28. Please respond to the following comments regarding the Facility Agreement.

    a. Describe to us the relationship between the Fund and the Financing Provider and the relationship between Cliffwater Enhanced Lending Fund and CELF Holdings (D9) LLC.

    b.   Disclose whether the Fund or Adviser have entered into any agreements including back-stop style agreements with the Financing Provider that relate to the Facility Agreement and, if so, the material terms of such agreements.

    c.   Supplementally tell us what happens if the Capital Condition is never met.

    d.   Supplementally tell us whether or not the Fund intends to rely on its Co-investment Exemptive Order with respect to the Portfolio Investments and, if so, tell us the legal basis for such reliance.

    e.   Disclose that the Fund (1) will not request the Financing Provider to purchase any additional Portfolio Investments pursuant to a Facility Agreement; (2) will impose a requirement (as opposed to an option) on itself to purchase already-existing Portfolio Investments from the Financing Provider at the time the Capital Condition is met; and (3) will treat its forward obligation to purchase Portfolio Investments from the Financing Provider once the requirement to purchase already-existing Portfolio Investments is triggered as subject to the asset coverage requirements of Section 18 of the 1940 Act. Also, revise the existing disclosure to reflect this disclosure.

    f.   Provide us with a legal analysis of whether or not the Portfolio Investments transactions constitute "unfunded commitment agreements" as defined in Rule 18f-4 under the 1940 Act.

Risk Factors and Special Considerations — Risks Related to the Fund's Investments — Additional Mortgage-Backed Securities Risk — Mortgage Dollar Rolls Risk (page 41 of Private N-2)

29. Please briefly describe what mortgage dollar rolls are.

Risk Factors and Special Considerations — Risks Related to the Fund's Investments — Additional Mortgage-Backed Securities Risk — Transportation Finance Risk (page 46 of Private N-2)

30. Please briefly describe what "transportation finance-related instruments" are.

Risk Factors and Special Considerations — Risks Related to the Fund's Investments — Additional Mortgage-Backed Securities Risk — Trade Claims (pages 47 – 48 of Private N-2)

31. Please briefly describe what trade claims are.

Risk Factors and Special Considerations — Risks Related to the Fund's Investments — Marketplace Lending Risk (page 52)

32. This risk factor describes the risks of investing in loans on a platform. If such platforms include peer-to-peer lending platforms, please disclose the upper limit on the Fund's investments in loans on peer-to-peer lending platforms or, alternatively, if there is no upper limit, please tell us the amount the Fund expects to invests in such loans.

Risk Factors and Special Considerations — Risks Relating to Conflicts of Interest — Certain Consultants (page 79 of Private N-2)

33. The second sentence of this risk factor states that Consultants are expected to regularly provide services to, or in connection with, the Fund in relation to its activities, including the sourcing of transactions. Please explain to us why the Consultants that source transactions are not identified as investment advisers to the Fund. *See* Section 2(a)(20) of the 1940 Act.

Investment Restrictions and Policies — Fundamental Restrictions (pages 92 – 94 of Private N-2)

34. Please disclose a fundamental investment policy regarding the purchase and sale of real estate. *See* Section 8(b)(1)(F) of the 1940 Act.

35. On page 93, the third sentence of the third full paragraph states that the Fund does not consider pooled investment vehicles to be an industry or group of industries and will consider them to be issuers in a particular industry or group of industries to the extent a pooled vehicle's investment strategy is explicitly focused on a specific industry or group of industries. Please disclose that the Fund will consider holdings of pooled investment vehicles in which it invests for purposes of determining compliance with the Fund's concentration policy.

Investment Restrictions and Policies — Fundamental Policies (page 94 of Private N-2)

36. Please disclose a fundamental policy (or revise an existing one) to also state the periodic intervals between repurchase request deadlines. *See* Rule 23c-3(b)(2)(i)(B) under the 1940 Act.

Trustees and Officers — Biographical Information (pages 94 – 96 of Private N-2)

37. Please disclose the principal business of Wafra Inc. *See* Instruction 3 to Item 18.1 of Form N-2.

Trustees and Officers — Compensation and Share Ownership (page 96 of Private N-2)

38. Please disclose the compensation paid to Mr. Ivan Zinn. *See* Item 18.13.a. of Form N-2.

Trustees and Officers — Fund Ownership (pages 96 – 97 of Private N-2)

39. The last paragraph of this section describes certain investments of Mr. Flowers. Please explain to us why Mr. Flowers is not an interested trustee. *See* Section 2(a)(19)(vii) of the 1940 Act. *See also* Investment Company Act Release No. 24083 (October 14, 1999).

Trustees and Officers — Board Structure and Committees (pages 97 – 98 of Private N-2)

40. In the first paragraph of this section, please disclose whether the Chair of the Board is an interested person of the Fund and, if so, also disclose whether the Fund has a lead independent director and what specific role such director plays in the leadership of the Fund. Also, please disclose why the Fund determined that its leadership structure is appropriate

given the specific characteristics and circumstances of the Fund. *See* Item 18.5.a. of Form N-2

Trustees and Officers — Portfolio Management (page 98 of Private N-2)

41. The first sentence of this section states that the day-to-day management of the Fund are made by the Alternative Credit Investment Committee of Blue Owl, which is defined to include the Adviser, its parent company and their affiliates per disclosure on page i and page 1 of the Offering Memorandum. If the Adviser uses personnel from an affiliate in providing investment management services to the Fund pursuant to a personnel/resource sharing agreement, please describe to us the following:

   a. the specific services any affiliate of the Fund or Adviser and such affiliate's employees will provide on the Adviser's behalf and why those services do not amount to investment advisory services provided to the Fund;

   b. the extent to which the Adviser will depend on such affiliate's personnel in providing investment advisory services;

   c. whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940;

   d. whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

   e. whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

   f. by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the Fund (*i.e.*, controlled subsidiary, wholly or majority owned subsidiary); and

   g. the registration status of such affiliate and where such affiliate is domiciled.

Management of the Fund — Primary Portfolio Managers (page 101 of Public N-2)

42. *Applicable only to Public N-2*: The last sentence of the first paragraph of this section states that the following are biographies of the Portfolio Managers. Please provide dates for the experience disclosed to show that such experience is shown for at least five years. *See* Item 9.1.c. of Form N-2.

Investment Advisory and Management Arrangements (pages 99 –101 of Private N-2)

43. Please disclose a graphical representation of the Incentive Fee and an example showing how it is calculated.

Proxy Voting Policies and Procedures (page 108 of Private N-2)

44. The first sentence of this section states that the Fund will adopt policies and procedures to determine how to vote proxies relating to portfolio securities. Please describe such policies and procedures. *See* Item 18.16 of Form N-2.

Code of Ethics (page 108 of Private N-2)

45. Please revise the last sentence of this section to specify that the codes of ethics will be available on the EDGAR database on the SEC's internet site at www.sec.gov and that copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov. *See* Item 18.15 of Form N-2.

Purchasing Shares — General Purchase Terms (pages 109 – 110 of Public N-2)

46. *Applicable only to Public N-2*: Please consider whether the last paragraph on page 8 in the Summary of Terms should also be disclosed in this section.

Purchasing Shares — Share Class Considerations (pages 110 – 111 of Public N-2)

47. *Applicable only to Public N-2*: On page 110, the last sentence states that financial intermediaries may vary the actual sale charged. Please clarify what "the actual sale charged" means. Also, if it refers to sales charges/loads, please also identify any intermediaries that may vary the sales charges/loads and the classes of people or transactions to which such variations or waivers apply. *See* Item 12(a)(2) of Form N-1A and IMGU 2016-06. *See also* application for exemptive order filed by the Fund and the Adviser on March 7, 2025 (at text preceding footnote 20).

Purchasing Shares — Class S Shares (page 111 of Public N-2)

48. *Applicable only to Public N-2*: Please insert "in" before "an amendment" in the last sentence of this section. Please make the same change in the last sentence under "Class U Shares" on the same page.

Description of Shares and Additional Information Regarding Declaration of Trust and By-Laws (pages 130 –132 of Private N-2)

49. On page 132, the last few sentences of the third full paragraph describe an exclusive federal forum provision for federal securities law claims. Please remove this disclosure as there does not appear to be such a provision in the Fund's Declaration of Trust. Please also disclose that the exclusive forum described in the first sentence of this paragraph does not apply to claims arising under the federal securities laws. *See* Section X.10. of Declaration of Trust.

50. Please disclose that the Declaration of Trust states that shareholders may not bring direct actions except in certain cases and that such provision does not apply to claims arising under the federal securities laws. *See* Section X.8. of Declaration of Trust.

STATEMENT OF ADDITIONAL INFORMATION (Public N-2)

Certain ERISA Considerations (pages B-16 – B-17 of Public N-2)

51. *Applicable only to Public N-2*: The third to last sentence of the second paragraph of this section includes the following language: "given that the Fund sells Shares only to Eligible Investors, as described herein". Please delete this disclosure as disclosure in the Public N-2 does not state that the Fund sells Shares only to Eligible Investors.

Financial Statements (page B-19 of Public N-2)

52. *Applicable only to Public N-2*: The staff notes the financial information is blank and will be filed by amendment. The staff may have further comments upon review of such information.

PART C – OTHER INFORMATION (Public N-2)

Item 25. Financial Statements and Exhibits (page B-21 of Public N-2)

53. *Applicable only to Public N-2*: Please confirm to us that the Opinion of Counsel to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin 19.

Item 34. Undertakings (pages B-22 – B-24 of Public N-2)

54. *Applicable only to Public N-2*: If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4 of Form N-2. Please also include undertaking 34.6 of Form N-2. *See* Rule 484 under the Securities Act. In undertaking 34.7, please insert "prospectus or" after "any".

Signatures

55. *Applicable only to Public N-2*: Please identify the Fund's principal accounting officer. *See* Section 6(a) of the Securities Act.

GENERAL COMMENTS

56. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments to the Public N-2 filed by the Fund or amendments to the Private N-2 filed by the Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment to the Public N-2 by the Fund or added in any amendment to the Private N-2 by the Fund.

57. *Applicable only to Public N-2*: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

58. Other than the application for exemptive relief to issue multiple classes of Shares, please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

59. Responses to this letter should be in the form of a pre-effective amendment to the Public N-2 filed by the Fund pursuant to Rule 472 under the Securities Act and an amendment to the Private N-2 filed by the Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

       If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

                        Sincerely,

                        /s/ Anu Dubey

                        Anu Dubey
                        Senior Counsel

cc: Michael Spratt, Assistant Director
        Thankam Varghese, Branch Chief
        Melissa McDonough, Branch Chief